TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF MOBCRAFT BEER INC.

September, 2021

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of MobCraft Beer Inc., a Wisconsin corporation (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed Preferred Stock***").
Aggregate Proceeds:	$1,069,996.72 in aggregate; provided, however, that the Company may increase the maximum offering amount to $2,249,993.92.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers")***
Portal:	Wefunder Funding Portal is a broker-dealer registered with the Securities and Exchange Commission and a member of FINRA and is hosting the Offering on its website at www.wefunder.com.
Price Per Share:	Price per share of $6.12 (the "***Original Issue Price***"), based on a pre-money valuation of $6,002,778.48. Purchasers who purchase Series Seed Preferred Stock on or before the date on which the Company raises $250,002.40 in the Offering will receive (i) an "early bird" discount of 20%, which will reduced the purchase price to $4.88 per share, and (ii) a $4,786,529.25 valuation cap instead of a $6,002,778.48 valuation cap upon conversion (the "***Early Bird Discount***").
Liquidation Preference:	The higher of (a) one times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock or (b) the amount obtained if the holder converts the Series Seed Preferred Stock to Class B Common Stock immediately prior to the liquidation, balance of proceeds paid to holders of common stock of the Company ("***Common Stock***"). A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $6.12 regardless of whether the Purchasers received the Early Bird Discount or not.
Conversion:	Convertible into one share of Class B Common Stock (subject to proportional adjustments for stock splits, stock dividends, and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Financial Information:	Purchasers who have invested at least $30,000 ("***Major Investors***") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
SPV	Wefunder will establish one or more special purpose vehicles that are limited liability companies or series of a series limited liability company (each an "SPV") that will become the record owner of the Series Seed Preferred Stock acquired by Purchasers in the Offering. This means that Purchasers do not actually possess the Series Seed Preferred Stock. Instead, the SPV holds it on the Purchaser's behalf. In addition, all voting rights are held by the SPV and not by the Purchasers. The SPV must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series Seed Preferred Stock sold in the Offering.